10

SEC 09041198 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 51314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E. Olive Avenue,2nd Floor
(No. and Street)

Burbank, CA 91502
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Collett, CFO (818) 333-3309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stonefield Josephson, Inc
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, 4th Floor, Los Angeles, CA 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/10

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNX, LLC (formerly UNX, Inc.), as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S. HERRERA
Commission # 1643683
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2010

S Herrera, Notary Public
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATING TO UNX LLC (FORMERLY KNOWN AS UNX, INC.) WITH RESPECT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FORM-7T

December 22, 2009

Table of Contents

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Member of UNX LLC (formerly known as UNX, Inc.)
Burbank, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments and Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by UNX LLC (formerly known as UNX, Inc.) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating UNX LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). UNX LLC's management is responsible for UNX LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures performed and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T (refer to page 3 and 4) with respective cash disbursement records or entries, noting no differences.
2. We compared the total revenue amounts of the audited Form X-17A-5 (previously filed with the SEC on November 24, 2009) for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts to be reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting the Company reduced the Net Operating Revenues by $5,743 for the loss on disposal of fixed assets. The reduction resulted in an additional assessment of $14 and is properly reflected in the SIPC Supplemental Report - Schedule of Assessment and Payments on page 4.
3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.
5. We compared the amount of any payment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.
6. We reviewed the Form SIPC-7T in accordance with the form instructions and verified the calculation of the interest on assessment (refer to item E of the SIPC-7T instructions), noting the Company had filed the Form SIPC-7T on December 16, 2009 and the interest on assessment was waived based on verbal discussions between the Company and the SIPC.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition as of September 30, 2009 and the related statements of operations, member's capital, and cash flows for the year then ended, of UNX LLC, and our independent auditors' report dated November 23, 2009 expressed an unqualified opinion. We have not performed any audit procedures since the date of our audit report.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
December 22, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UNX, Inc
175 E Olive Ave 2nd fl
Burbank, CA 91502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 15,329

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

Jan 29 2009
Date Paid

15,179

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 15,179

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 14.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UNX, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of December, 2009.

SMD/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

UNX LLC (formerly known as UNX, Inc.)
SIPC Supplemental Report - Schedule of Assessment and Payments
September 30, 2009

SIPC assessed net revenues for the period April 1, 2009 to September 30, 2009	$ 6,131,732
General assessment rate	0.25%
SIPC general assessment	$ 15,329
Less:	
Assessment payment - January 29, 2009	(150)
Assessment payment - December 16, 2009	(15,165)
Assessment payment - December 22, 2009	(14)
Balance Due	$ 0

There are no material differences between the computation of Form SIPC 7-T for audit purposes and the computation of Form SIPC 7-T that was filed by the Company as of September 30, 2009.